April 14, 2006

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      CollaGenex Pharmaceuticals, Inc.
Commission File No. 0-28308
Preliminary Proxy Materials

Ladies and Gentlemen:

On behalf of CollaGenex Pharmaceuticals, Inc. (the “Company”), transmitted herewith for filing pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended, are preliminary copies of the Notice of Annual Meeting of Stockholders, Proxy Statement and Proxy relating to the Company’s 2006 Annual Meeting of Stockholders to be held on May 24, 2006. The Company anticipates releasing its definitive proxy materials to stockholders on or about April 26, 2006.

Please call the undersigned at (617) 526-6000 if you have any questions or comments regarding this matter.

Very truly yours,
/s/ Emily Babalas

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